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                                  UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                         (Title of Class of Securities)

                            599358108 (Common Stock)
                                 (CUSIP Number)

                                Vicki Z. Holleman
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                     and Communications)

                                 August 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.  599358108 (Common)

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               26,729 Shares

BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             21,293 Shares

EACH              9  SOLE DISPOSITIVE POWER
REPORTING            26,729 Shares

PERSON WITH      10  SHARED DISPOSITIVE POWER
                     21,293 Shares

11   AGGREGATE AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING   PERSON
                     48,022 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.11%
14 TYPE OF REPORTING PERSON*
         PN, BD, IA

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                                  SCHEDULE 13D
CUSIP NO. 599358108 (Common)

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               376,582 Shares

BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            376,582 Shares

PERSON WITH       10 SHARED DISPOSITIVE POWER
                     -----
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     376,582 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.78%
14 TYPE OF REPORTING PERSON*
         PN, BD

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Item 1.  Security and Issuer.

This statement refers to the Common Stock of Milestone Properties, Inc., 150 E. Palmetto Park Road, Boca Raton, Florida, 33432. Leonard S. Mandor is the Chairman of the Board.

Item 2.  Identity and Background.

           No change.

Item 3.  Source and Amount of Funds or Other Compensation.

           No change.

Item 4.  Purpose of transaction.

           No change.

Item 5.  Interest in Securities of the Issuer.

(a) The persons reporting hereby owned the following shares of Common Stock as of August 24, 2000.

                          Shares of Common Stock
Loeb Arbitrage Fund           376,582
Loeb Partners Corporation*     48,022
                              -------
                              424,604
-------------------------
* Including 6,850 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion.


The total shares of Common Stock constitute 9.90% of the 4,288,542 outstanding shares of Common Stock as reported by the Issuer.

(b) See paragraph (a) above.

(c) The  following  purchases  of Common  Stock have been made in the last sixty
(60) days by the following:

                                              Purchases of Common Stock
Holder                                Date       Shares     Average Price
Loeb Arbitrage Fund                   6-28-00      243       $3.55
                                      7-27-00     8400        3.74
                                      8-07-00      982        3.74
                                      8-08-00      695        3.74
                                      8-10-00     8025        3.74
                                      8-15-00    41000        3.81
                                      8-16-00     7900        3.61
                                      8-23-00    24700        3.43
                                      8-24-00    25000        3.08


Holder                                Date       Shares      Average Price
Loeb Partners Corp.*                  7-27-00      1100      $3.55
                                      8-07-00       125       3.74
                                      8-08-00        75       3.74
                                      8-10-00       975       3.74
                                      8-15-00      5000       3.74
                                      8-16-00      1100       3.81
                                      8-23-00      3300       3.61
                                      8-24-00      3300       3.43



-----------------
*Including 6,850 shares of Common Stock purchased for the accounts of two customers of Loeb Partners Corporation as to which it has investment discretion. All reported transactions were effected on NASDAQ.
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(d) and (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  None.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 25, 2000                      Loeb Arbitrage Fund
                                 By: Loeb Arbitrage Management, Inc.



                                 By: /s/ Arthur E. Lee
                                         Arthur E. Lee, President



August 25, 2000                       Loeb Partners Corporation


                              By: /s/ Arthur E. Lee


                                      Arthur E. Lee
                                      Executive Vice President